UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a16 OR 15d16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For June 8, 2020

Harmony Gold Mining Company Limited

Randfontein Office Park
Corner Main Reef Road and Ward Avenue Randfontein, 1759
South Africa
(Address of principal executive offices)
*-
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20 F or Form 40F.)

Form 20F ☒ Form 40F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g32(b) under the Securities Exchange Act of 1934.)

Yes ☐ No ☒

Harmony Gold Mining Company Ltd
Registration number: 1950/038232/06
Incorporated in the Republic of South Africa
ISIN: ZAE000015228
JSE share code: HAR
(“Harmony” or “the company”)

HARMONY EXTRAORDINARY GENERAL MEETING TO BE HELD ON ELECTRONIC MEETING PLATFORM
Johannesburg. Monday, 8 June 2020. Shareholders of Harmony Gold Mining Company Limited (“Harmony” or “the Company”) are reminded that the Company will hold an Extraordinary General Meeting (“EGM”) on Thursday, 11 June 2020 at 11:00 (CAT), as set out in the notice of EGM dated 6 May 2020.
In accordance with the provisions of the Companies Act 71 of 2008 and the Company’s Memorandum of Incorporation, the EGM will be conducted entirely through electronic communication in view of the COVID-19 pandemic in South Africa and related restrictions issued in terms of section 27(2) of the Disaster Management Act.
Shareholders or their proxies who wish to participate in and/or vote at the electronic EGM are required to:

1.
Complete the Electronic Participation Application Form within the EGM Circular (pages 23-24 of the document via the following link: https://www.harmony.co.za/downloads/send/161-h1fy20/3615-egm-circular)

2.
Email the completed form to The Meeting Specialist (Pty) Ltd (“TMS”) at proxy@tmsmeetings.co.za or contact them on +27 11 520 7950/1/2 as soon as possible, but no later than 11:00 on Tuesday, 9 June 2020.

Closer to the date of the EGM or on the day of the EGM, shareholders who have contacted TMS will receive a registration link to allow registration to the electronic meeting. Once registration is completed an email invitation will be sent for the meeting, which contains the link to the meeting and the meeting identity number and password. Shareholders are to click on the link and will be directed to the meeting platform.

If shareholders elected to vote at the meeting, an additional unique link will be sent, individually, to each shareholder who has made contact with TMS on proxy@tmsmeetings.co.za and who has successfully been validated to vote at the meeting. The proceedings at the EGM will be broadcast via a Zoom video call and shareholders registered to vote at the meeting will vote through a separate voting platform.

Shareholders will be liable for their own network charges in relation to electronic participation in and/or voting at the EGM. Any such charges will not be for the account of Harmony or Link Market Services South Africa Proprietary Limited (the “Transfer Secretaries”).
Neither Harmony, nor its Transfer Secretaries can be held accountable in the case of loss of network connectivity or other network failure due to internet connectivity, internet bandwidth and/or power outages which prevents any Shareholder from participating in and/or voting at the EGM.
Shareholders are encouraged to log in 10 minutes prior to the scheduled start of the EGM. Should shareholders experience technical difficulties with logging in, please contact TMS on +27 11 520 7950/1/2 or +27 84 433 4836.
Communicate with us:
Shareholders are encouraged to submit any questions prior to the EGM to harmonyir@harmony.co.za. These questions will be addressed at the annual general meeting or will be responded to via email. Questions may be asked at the EGM by shareholders only and these will be answered during the question and answer session as directed by the chairman of the EGM.

Ends.

For more details, contact:

Marian van der Walt
Executive: Investor Relations
+27(0)82 888 1242 (mobile)

Max Manoeli
Senior Investor Relations Coordinator
+27(0)82 759 1775 (mobile)

Johannesburg, South Africa
8 June 2020

Sponsor:
J.P. Morgan Equities South Africa Proprietary Limited

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Harmony Gold Mining Company Limited

Date: June 8, 2020	By: /s/ Boipelo Lekubo
Name: Boipelo Lekubo
Title: Financial Director